Exhibit 99.12

CONSENT OF JEAN L’HEUREUX

March 25, 2026

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)
Annual Report on Form 40-F of the Company for the year ended December 31, 2025 (the “Form 40-F”)

I, Jean L’Heureux, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

●	Technical Report titled “NI 43-101 Technical Report: 2025 Feasibility Study for the Matawinie Graphite Mine, Saint-Michel-des-Saints, Québec, Canada” with an effective date of November 12, 2025; and
●	the scientific and technical information originally prepared by André Allaire in connection with technical report titled “NI 43-101 Technical Report – PEA Report for the Uatnan Mining Project” dated February 24, 2023 with an effective date of January 10, 2023 (the “Technical Information”);

and to references to the Technical Report and Technical Information, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report and Technical Information related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

I further consent to the incorporation by reference of the Technical Report and Technical Information into the Company’s Registration Statement on F-10 (File No. 333-291778) and any amendments thereto.

/s/ Jean L’Heureux
Jean L’Heureux